UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, 122002, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Information

Results of the annual meeting of shareholders

On September 8, 2021, the Company held its annual shareholders’ meeting for the fiscal year 2021. All of the resolutions submitted to the Company’s shareholders at the above meeting were duly approved and passed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2021

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Director and Group Executive Chairman